United States
Securities and Exchange Commission
Washington, D.C. 20549

____________________________
Schedule 13G
Under the Securities Exchange Act of 1934
Amendment No. 32*

____________________________

Cerner Corporation
(Name of Issuer)

____________________________

Common Stock
(Title of Class of Securities)

156782104
(CUSIP Number)

July 9, 2017
(Date of Event Which Requires Filing of this Statement)

____________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156782104

1:	Name of Reporting Persons: (I.R.S Identification Nos. of above persons (entities only). Neal L. Patterson
2:	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3:	SEC Use Only
4:	Citizenship of Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5:	Sole Voting Power 0
	6:	Shared Voting Power 0
	7:	Sole Dispositive Power 0
	8:	Shared Dispositive Power 0
9:	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10:	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11:	Percent of Class Represented by Amount in Row (9) 0%
12:	Type of Reporting Person (See Instructions) IN

This Statement constitutes final Amendment No. 32 to the Schedule 13G of Neal L. Patterson.

Item 1(a):	Name of Issuer:
Cerner Corporation

Item 1(b):	Name of Issuer's Principal Executive Offices:
2800 Rockcreek Parkway
North Kansas City, MO 64117

Item 2(a):	Name of Person Filing:
Neal L. Patterson

Item 2(b):	Address or Principal Business Office or, if None, Residence:
2800 Rockcreek Parkway
North Kansas City, MO 64117

Item 2(c):	Citizenship:
United States

Item 2(d):	Title of Class of Securities:
Common Stock

Item 2(e):	CUSIP Number:
156782104

Item 3:	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4:	Ownership
	(a) Amount Beneficially Owned:	0
	(b) Percent of Class:	—%
(c) Number of Shares as to which such person has:
	(i) sole power to vote or to direct the vote	0
	(ii) shared power to vote or to direct the vote	0
	(iii) sole power to dispose or to direct the disposition of	0
	(iv) shared power to dispose or to direct the disposition of	0

Neal L. Patterson died on July 9, 2017. At the time of his death, his interest in the common stock with respect to which he formerly held voting and dispositive authority terminated.

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (x).

Item 6 :	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8:	Identification and Classification of Members of the Group.
Not Applicable.

Item 9:	Notice of Dissolution of Group.
Not Applicable.

Item 10:	Certification
Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of Neal L. Patterson

By:	/s/Lindsey Patterson Smith
Lindsey Patterson Smith

Title: Trustee

July 28, 2017